UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*



                                   DTLL, INC.
                                (Name of Issuer)

                           COMMON STOCK $.01 PAR VALUE
                         (Title of Class of Securities)

                                   233335-10-8
                                 (CUSIP Number)


                            JANNA R. SEVERANCE, ESQ.
                              MOSS & BARNETT, P.A.
                             4800 WELLS FARGO CENTER
                             90 SOUTH SEVENTH STREET
                              MINNEAPOLIS, MN 55402
                                 (612) 347-0367

      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notice and Communications)

                                 January 5, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D

CUSIP No.  233335-10-8                                        Page 2 of 6 pages,
                                                              including exhibits

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GelStat Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                           (b)  |_|
      N/A

3     SEC USE ONLY

4     SOURCE OF FUNDS

      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

      N/A

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Minnesota, U.S.A.


                                                7    SOLE VOTING POWER

                                                     12,500,000

                                                8    SHARED VOTING POWER

                                                     -0-

                                                9    SOLE DISPOSITIVE POWER

                                                     12,500,000

                                                10   SHARED DISPOSITIVE POWER

                                                     -0-

                                  SCHEDULE 13D

CUSIP No.  233335-10-8                                        Page 3 of 6 pages,
                                                              including exhibits


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      12,500,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

      N/A

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      94 percent, based upon 13,325,693 shares outstanding as of January 5, 2005.

14    TYPE OF REPORTING PERSON*

      CO


ITEM 1.  SECURITY AND ISSUER

      State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

      The equity securities to which this statement relates are common stock, $.01 par value.

      The issuer's name and address is:

      DTLL, Inc.
      701 Xenia Avenue South
      Suite 130
      Golden Valley, MN  55416

ITEM 2.  IDENTITY AND BACKGROUND

      The reporting person is GelStat Corporation, whose principal executive and business offices are located at Southpoint Office Center, 1650 West 82nd Street, Suite 1040, Bloomington, MN 55431. GelStat Corporation is incorporated under the laws of the State of Minnesota. All shares of DTLL which are beneficially owned by GelStat Corporation are held of record by GS Pharma, Inc., a wholly-owned subsidiary of GelStat Corporation.

                                  SCHEDULE 13D

CUSIP No.  233335-10-8                                        Page 4 of 6 pages,
                                                              including exhibits


      The executive officers and directors of GelStat Corporation and GS Pharma, Inc. are as follows:

                                                POSITION WITH
                            ----------------------------------------------------
                                 GelStat                      GS Pharma
                            -------------------   ------------------------------
      Stephen C. Roberts    CEO/President,        CEO/President, CFO/ Treasurer,
                            Secretary, Director   Secretary, Sole Director
      Nick Bluhm            CFO/Treasurer         None
      Richard Ringold       VP, Director          None
      Donald B. Miller      Director              None
      K. James Ehlen        Director              None

      The business address of each such person is c/o GelStat Corporation, Southpoint Office Center, 1650 West 82nd Street, Suite 1200, Bloomington, MN 55431.

      Neither GelStat Corporation, GS Pharma, nor any of their respective executive officers or directors (i) has had any transactions in DTLL common stock during the 60 days preceding the filing of this Schedule 13D (except for the acquisition in consideration of the License, as described in this Schedule), (ii) has been convicted in any criminal proceeding during the 5 years preceding the filing of this Schedule 13D, or (iii) has been a party to a proceeding during the 5 years preceding the filing of this Schedule 13D which resulted in a judgment, decree, or final order enjoining violations of, mandating activities subject to, or finding a violation of, federal or state securities laws, nor is any such person currently subject to such a judgment, decree or final order.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      All shares were acquired in exchange for rights to an exclusive license of certain technology of GelStat Corporation and its subsidiary, GS Pharma, Inc. There was no cash consideration exchanged.

ITEM 4.  PURPOSE OF TRANSACTION

      See Item 3. In connection with the share acquisition, and pursuant to the terms of the Contribution and Stock Acquisition Agreement, Steven C. Roberts, who is an officer and director of GelStat Corporation, have been elected to the Chief Executive Officer of DTLL.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) Aggregate number and percentage of the class of securities beneficially owned: See cover page, Items 11 and 13.

                                  SCHEDULE 13D

CUSIP No.  233335-10-8                                        Page 5 of 6 pages,
                                                              including exhibits

      (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

            See cover page, Items 7-10.

      (c)   Transactions in the securities effected during the past sixty days:

            None. See also response to Item 2.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

            N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      N/A.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      N/A.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     GELSTAT CORPORATION


January 11, 2005                                     By: /s/ Stephen C. Roberts
                                                       -------------------------
                                                       Stephen C. Roberts, M.D.
                                                       Chief Executive Officer